Filed by EchoStar Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Companies: Hughes Electronics Corporation,
General Motors Corporation,
and EchoStar Communications Corporation
Commission File No. 333-84472
Date: June 24, 2002

             A television advertisement, the transcript of which is set forth below, was broadcast.

VIDEO	AUDIO
FYI OPEN

TALENT ON CAMERA

FULL-SCREEN GRAPHIC

     DISH NETWORK/DIRECTV
     MERGER BENEFITS
  Local Broadcast Channels Via Satellite in All TV Markets
  Affordable High-Speed Internet Access Nationwide
  More Programming Choices
These benefits will only be available if the merger is approved.

Show EchoStarmerger.com home page with website name superimposed on lower third.

Show support letter section of site GFX: SHOW ARROW CLICKING ON "TAKE ACTION" - SHOW SENDING LETTER...

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GRAPHIC: On March 18, 2002, GM, HEC Holdings, Inc. and EchoStar filed preliminary materials with the SEC, including a Registration Statement of HEC Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be amended.	FYI OPEN

APPROVAL OF THE MERGER COMBINING DISH NETWORK AND DIRECTV WILL ALLOW YOU TO ENJOY NEW AND EXCITING BENEFITS.

KEY BENEFITS OF THE MERGER WILL INCLUDE:

LOCAL BROADCAST CHANNELS VIA SATELLITE IN ALL U.S. TV MARKETS....

AFFORDABLE HIGH-SPEED INTERNET ACCESS NATIONWIDE

PLUS, MORE PROGRAMMING CHOICES INCLUDING HIGH-DEFINITION TV, INTERACTIVE SERVICES, AND MORE.

TO LEARN MORE, GO TO WWW.ECHOSTARMERGER.COM.

SHOW YOUR APPROVAL OF THE MERGER BY CLICKING "TAKE ACTION," AND SENDING A LETTER TO CONGRESS AND THE FCC.

THANKS FOR YOUR SUPPORT AS A DISH NETWORK CUSTOMER.

FYI CLOSING MUSIC.

We urge stockholders to read these documents, and other relevant documents which are or will be available for free at the SEC's website, www.sec.gov and from GM, because they contain or will contain important information. Information regarding the participants in the solicitation of GM stockholder approval was filed with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Additional information regarding the participants' interests is available in the preliminary consent solicitation statement/information statement/prospectus and will be available in the definitive version of it. This advertisement contains forward-looking statements that involve known and unknown risks and uncertainties, including the risks described in the SEC filings referenced above, which could cause actual results to differ materially from the expectations in these forward looking-statements.